Publication: South China Morning Post **Date:** 30 Apr 04
Page: Classified 6 **Where Published:** Hong Kong

FPC Exemption No. (82-836)

RECEIVED
2004 MAY 13 A 9:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

2004 FIRST QUARTER RESULTS OF PT INDOFOOD SUKSES MAKMUR Tbk AND SUBSIDIARIES

The following is a reproduction of a press release and financial statements, issued pursuant to Chapter 13.09(2) of the Listing Rules by First Pacific Company Limited for information purpose only, released in Indonesia by PT Indofood Sukses Makmur Tbk ("Indofood" or "the Company"), a subsidiary of First Pacific Company Limited, in accordance with the requirements of the Jakarta and Surabaya stock exchanges.

CONSOLIDATED BALANCE SHEETS
MARCH 31, 2004 AND 2003
(Amounts in Thousands of Rupiah, except Share Data)
(UNAUDITED)

ASSETS

	2004 Rp	2003 Rp
CURRENT ASSETS		
Cash and cash equivalents	1,811,615,190	1,276,963,067
Short-term investments	551,291,625	289,641,827
Accounts receivable		
Trade		
Third parties – net	1,330,457,153	1,209,188,773
Related parties	87,358,096	80,707,826
Non-trade		
Related parties	94,162,416	128,101,038
Others – net	328,370,750	238,213,921
Inventories – net	2,146,587,792	2,836,506,959
Advances and deposits	579,964,437	559,358,811
Prepaid taxes	378,760,162	240,171,220
Prepaid expenses and other *current assets*	84,475,038	134,338,509
Total Current Assets	7,393,042,659	6,903,191,951
NON-CURRENT ASSETS		
Currency swap assets – net	1,032,741,138	1,262,634,871
Long-term receivables		
Third parties	361,504,244	345,594,200
Related parties	67,078,400	43,529,600
Deferred tax assets – net	63,007,271	25,707,042
Investments in shares of stock	20,817,320	22,456,051
Plantations		
Matured plantations – net	125,709,923	138,170,834
Immature plantations	47,316,034	31,216,001
Property, plant and equipment – net	5,828,146,361	5,691,184,019
Other non-current assets	477,177,330	672,015,926
Total Non-Current Assets	8,023,498,021	8,232,508,544
TOTAL ASSETS	15,416,540,680	15,225,700,495

LIABILITIES AND SHAREHOLDERS' EQUITY

	2004 Rp	2003 Rp
CURRENT LIABILITIES		
Short-term bank loans and overdraft	483,865,031	511,404,760
Trust receipts payable	159,286,720	553,538,910
Accounts payable		
Trade		
Third parties	1,425,820,626	1,010,778,761
Related parties	34,927,358	27,463,241
Non-trade		
Related parties	2,198,142	2,370,832
Others	366,956,449	264,897,688
Accrued expenses	444,474,677	429,857,859
Taxes payable	169,313,266	156,647,323
Current maturities of long-term debts		
Loans	534,467,836	1,264,772,849
Obligations under capital leases	23,076,646	25,184,622
Total Current Liabilities	3,644,386,751	4,246,916,845
NON-CURRENT LIABILITIES		
Long-term debts – net of current maturities		
Loans	1,003,863,640	1,774,747,472
Bonds and guaranteed notes payable – net	5,075,147,718	3,677,181,631
Obligations under capital leases	26,919,510	50,014,808
Sub-total	*6,105,930,868*	*5,501,943,911*
Deferred tax liabilities – net	598,687,562	579,202,443
Other non-current liability – net	147,140,523	116,795,263
Total Non-Current Liabilities	6,851,758,953	6,197,941,617
***MINORITY INTERESTS IN NET* ASSETS OF SUBSIDIARIES**	701,292,411	905,590,895
SHAREHOLDERS' EQUITY		
Capital stock – Rp 100 par value Authorized – 30,000,000,000 shares Issued and fully paid – 9,443,269,500 shares in 2004 and 9,384,900,000 shares in 2003	944,326,950	938,490,000
Additional paid-in capital	1,181,379,256	1,139,061,368
Treasury stock – 915,600,000 shares	(741,069,341)	(741,069,341)
Differences arising from restructuring transactions among entities *under common control*	(917,740,765)	(917,740,765)
Unrealized gains on investments in marketable securities – net	22,666,424	2,906,083
Differences arising from foreign currency translation	(899,056)	(636,698)
Retained earnings		
Appropriated	35,000,000	30,000,000
Unappropriated	3,695,439,097	3,424,240,491
Net Shareholders' Equity	4,219,102,565	3,875,251,138
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	15,416,540,680	15,225,700,495

CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003
(Amounts in Thousands of Rupiah, except Earnings per Share)
(UNAUDITED)

	2004 Rp	2003 Rp
NET SALES	4,232,912,479	4,298,368,410
COST OF GOODS SOLD	3,068,518,806	3,239,010,970
GROSS PROFIT	1,164,393,673	1,059,357,440
OPERATING EXPENSES		
Selling	385,924,137	300,775,804
General and administrative	229,640,634	214,011,340
Total Operating Expenses	615,564,771	514,787,144
INCOME FROM OPERATIONS	548,828,902	544,570,296
OTHER INCOME (CHARGES)		
Interest income	19,170,734	49,961,796
Interest and other financing charges	(216,237,609)	(245,948,920)
Losses on foreign exchange – net of gains (losses) on changes in fair values of currency swap assets	(114,929,036)	(8,811,456)
Others – net	*(12,099,782)*	*(6,251,318)*
Other Charges – Net	(324,095,693)	(211,049,898)
INCOME BEFORE TAX EXPENSE	224,733,209	333,520,398
TAX EXPENSE		
Current	(85,543,407)	(70,144,811)
Deferred	*11,969,159*	(31,485,161)
Total	(73,574,248)	(101,629,972)
INCOME BEFORE MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES	151,158,961	231,890,426
MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES – Net	(37,545,439)	(29,768,953)
NET INCOME	113,613,522	202,121,473
EARNINGS PER SHARE		
Income from Operations	64	64
Net Income	13	24

Notes:
1. Earnings per share is computed based on the weighted average number of outstanding shares during the periods.
2. The foreign exchange rates used as at March 31, 2004 and 2003 were Rp.8,537 and Rp.8,908 to US$1, respectively.

- **Gross profit up 9.9% to Rp.1.2 trillion;**
- **Gross margin improved to 27.5%.**

Indofood announced its first quarter financial results ended March 31, 2004 registering net sales of Rp.4.2 trillion over the period, a slight decline compared to the same quarter last year of Rp.4.3 trillion, mainly due to a significant reduction of CPO trading activities.

Noodles, Flour and Edible Oils & Fats divisions continue to be the main pillars with a total contribution of 87% to consolidated net sales, or respectively 34%, 31% and 22% (1Q03: 35%, 25% and 25%, respectively). Sales volume of noodles reached 2.4 billion packs (1Q03: 2.5 billion packs), a slight decline over the *same period in* 2003, with sales revenues of Rp.1.5 trillion (1Q03: Rp.1.5 trillion), whereas sales volumes of flour grew 16.6% to 588.6 thousand tons (1Q03: 504.9 thousand tons), with sales revenues of Rp.1.6 trillion (1Q03: Rp.1.4 trillion).

Gross profit increased 9.9% to Rp.1.2 trillion (1Q03: Rp.1.1 trillion) compared to the same quarter in 2003 and operating *profit grew slightly to* Rp.548.8 billion (1Q03: Rp.544.6 billion).

A combination of factors including increased selling prices in edible oils & fats and flour, and a reduction in CPO trading business at low margins - as a result of the change of business strategy - led to an improvement in gross margin to 27.5% (1Q03: 24.6%). Accordingly, operating margin at 13.0% (1Q03: 12.7%), also slightly improved, despite the substantial rise in selling expenses, including A & P expenses in an increasingly competitive market.

Significantly higher net foreign exchange losses of Rp.114.9 billion in the first three months of 2004 compared to Rp.8.8 billion in 2003, and lower interest income caused net income to decline 44% to Rp.113.6 billion, compared to Rp.202.1 billion in first quarter 2003. *The higher net foreign exchange losses is* principally attributable to the impact of the 1.4% depreciation of Rupiah in respect of foreign currency loans of U.S. Dollar 397 million and a loss of Rp.26 billion on unwinding U.S. Dollars 60 million POS hedging contracts during the first quarter of 2004.

The Company's total assets as of March 31, 2004 amounted to *Rp.15.4 trillion (December 31, 2003: Rp.15.3 trillion), including* a cash position of Rp.1.8 trillion (December 31,2003: Rp.1.5 trillion), with a total shareholders' equity of Rp.4.2 trillion (December 31, 2003: Rp.4.1 trillion). As of March 31, 2004, both the outstanding U.S. Dollars and Rupiah debts reduced to respectively, U.S. Dollars 397 million (December 31, 2003: U.S. Dollars 400 million) and Rp.3.9 trillion (December 31, 2003: Rp.4.1 trillion). In line with the reduction of U.S. Dollar denominated debts and relatively stable Rupiah, the Company has unwound the amount of U.S. Dollars 60 million of the POS hedging contracts, leaving a balance of U.S. Dollars 250 million by March 31, 2004. Debt to Equity ratio improved to 1.7 times (December 31, 2003: 1.8 times), while Net Gearing ratio improved to 1.3 times (December 31, 2003: 1.5 times).

In his capacity as the Chairman of Executive Committee, Anthony Salim acknowledged the tougher business conditions in 2004, but pointed out that the Company expects some improvements over the course of the year following a significant review of Company's overall operations that has been underway since December 2003.

As indicated earlier, the Company's Annual General Meeting will be held no later than June 30, 2004. Obviously, besides the intention of the Board of Directors to propose dividend payments which at least be equal to last year, one other important agenda of the next AGM is the change of the composition of the Board of Directors.

By Order of the Board
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and Chief Executive Officer

April 30, 2004

04030049

SUPPL

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

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